United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 10-Q

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the period ended March 31, 2000

                            or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________

Commission File Number: 0-14227

THE SOMERSET GROUP, INC.
(Exact name of registrant as specified in its charter)

INDIANA                                                      35-1647888
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification No.)

135 N. PENNSYLVANIA STREET, SUITE 2800, INDIANAPOLIS, INDIANA 46204
(Address of registrant)                                     (Zip Code)

Registrant's telephone number, including area code: 317/269-1285


___________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filled by Section 13 or 15(d) of the Securities exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No[  ]


COMMON STOCK OUTSTANDING AT May 4, 2000 - 2,810,537 SHARES.






THE SOMERSET GROUP, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Nature of Operations and Summary of Significant Accounting Policies
The Somerset Group, Inc. (The "Company" or "Somerset") is a nondiversified, unitary savings and loan holding company. Its major asset at March 31, 2000 is a 21.8% ownership interest in First Indiana Corporation ("First Indiana"), which owns 100% of First Indiana Bank (the "Bank"). The Company operates First Indiana
Investor Services, which markets insurance and investment products primarily to Bank customers. A subsidiary of the Company, Somerset Financial Services L.L.C.,
provides tax, accounting, health care consulting, investment and wealth management, and management consulting services. Another subsidiary of the Company, Paradym Technologies, Inc., provides information technology consulting, including corporate Internet, networking, surveillance, and wiring services.

(a) Basis of Financial Statement Presentation: The accompanying financial statements have been prepared with generally accepted accounting principles for interim financial information and with the instruction to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

(b) Fees and Commissions: Fees are generated from financial services and information technology consulting provided to clients, and commissions are generated from the sale of insurance and investment products.

(c) Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks, and money market funds immediately available.

(d) Investment in First Indiana Corporation: First Indiana Corporation is a non-diversified unitary savings and loan holding company whose primary subsidiary is a federally chartered stock savings bank. It operates retail banking and mortgage and consumer loan offices throughout Indiana and mortgage and consumer loan offices in seven other states. Somerset's investment in First Indiana Corporation is stated at cost, adjusted for its share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component of consolidated retained earnings.

(e) Office Furniture and Equipment: Office furniture and equipment are stated at historical cost for financial reporting purposes. Depreciation is determined using the straight-line method based upon the estimated useful lives of the individual assets. Both straight-line and accelerated methods are used for income tax purposes.

(f) Income Taxes: The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The principal temporary difference between the financial statement carrying amounts and the tax basis that result in deferred taxes is the investment in First Indiana, accounted for under the equity method of accounting. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the effective date.

 (g) Earnings Per Share: Basic earnings per share for the three months ended March 31, 2000 and 1999 were computed by dividing net income by the weighted average shares of common stock outstanding (2,804,954 and 2,879,917 respectively). Diluted earnings per share for the three months ended March 31, 2000 and 1999 were computed by dividing net income by the weighted average shares of common stock and common stock that would have been outstanding assuming the issuance of all potential dilutive shares outstanding (2,830,483 and 2,920,560 respectively). Dilution of the per share calculations relate to outstanding stock options.

(h) Treasury Shares: Treasury shares issued are valued at average cost of all treasury shares at the date of issuance. Treasury share transactions for the three months ended March 31, 2000 were as follows:

                                                Three Months Ended
                                                  March 31, 2000
Shares held in treasury, beginning of period           105,312
Number of shares repurchased                             2,922
Number of shares re-issued for exercise
  of stock options                                      (6,251)
                                                       -------
Shares held in treasury, March 31, 2000                101,983
                                                       =======
Note 2.  Change in Accounting Principle
During 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), Report On The Costs of Start-Up Activities. SOP 98-5 requires that the costs of start-up activities, including organization costs, be expensed as insured. It further requires that any such costs capitalized in prior periods be charged to expense. SOP 98-5 was effective for financial statements for fiscal years beginning after December 15, 1998.
The
Company adopted SOP 98-5 effective January 1, 1999. Concurrent with the adoption, the Company charged $188,000 to expense ($115,000 after income taxes) that is reported as the cumulative effect of a change in accounting principle in the Condensed Consolidated Financial Statements for the three months ended March 31, 1999.

Note 3.  Cyclical Business Operations
Revenue and income from financial services is cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year.
Revenue and income during the first quarter of each year is favorably affected, as compared to the remaining three-quarters of the year.

Revenue, net income and earnings per share for the four quarterly periods ended December 31, 1999 were as follows:
                                            Year Ended December 31, 1999
                                             (In Thousands)
                                 1st Qtr.  2nd Qtr.  3rd Qtr.   4thQtr    Annual
                                 Mar. 31   June 30   Sept. 30   Dec. 31    1999

Revenue and income                $4,668    $3,103    $3,461    $4,071   $15,303
Net income                        $1,291      $594      $759      $748    $3,392
Basic earnings per share            $.45      $.21      $.27      $.27     $1.20
Diluted earnings per share          $.44      $.21      $.27      $.26     $1.18

Note 4.  Investment in First Indiana Corporation
The Company's percentage of ownership of First Indiana Corporation was 21.8% at March 31, 2000 and 22.0% at December 31, 1999. The Company's equity in earnings of First Indiana Corporation shown in the Condensed Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.

Note 5.  Average Shares Outstanding
Average shares outstanding, computed on the diluted basis as required by Financial Accounting Standards Board Statement 128, included the common share equivalents of outstanding stock options. There were 25,529 and 40,643 equivalent shares included in the average diluted shares outstanding for the three months ended March 31, 2000 and March 31, 1999 respectively.

The Company had the following shares of its stock reserved for exercise of stock options.

                    Date                  Shares
               March 31, 2000             15,262
               December 31, 1999          86,440

Note 6.  Segment Reporting
Somerset's business units are organized to operate in the financial services industry and as a holding company for its investment in First Indiana. There are four operating and reporting units organized on the basis of the type and source of their revenue and income'

The Somerset Group Management Division.
This division manages all investment and treasury functions of the Company, including overseeing its investment in First Indiana. It also sets policy guidelines for the other operating divisions. Revenue and income is derived from the Company's investment in First Indiana and from investment and loan portfolios.

Somerset Financial Services L.L.C.
Services provided to the general public by Somerset Financial Services include tax planning and preparation, health care consulting, information technology, investment and wealth management, and management consulting services for entrepreneurs, their businesses, families, and individuals. Revenue and income for services is on a fee basis only; as an hourly fee or a quoted flat fee. No products are sold and no remuneration is received as an agent for any other business or organization.

First Indiana Investor Services Division
This division markets investment and insurance products primarily within the branch bank system of First Indiana and to a lesser degree to the general public. The primary investment products include variable annuities, mutual funds, and stocks and bonds. The primary insurance products include fixed annuities, life insurance, and property and casualty insurance. Revenue and income received is generated solely from commissions received on products sold, as an agent for insurance companies or through a contractual arrangement with a registered investment broker/dealer.

Paradym Technologies, Inc.
This subsidiary provides information technology consulting services, including corporate Internet, network design, installation and support, and video surveillance.

There were no inter-segment sales and no foreign operations for the three months ended March 31, 2000 and 1999.

The segment financial information provided below is based on the internal management reporting system used by the Company's management to monitor and manage the financial performance of the Company. The Company evaluates segment performance based on the return on assets and the return on revenue.


                                                  Three Months Ended
                                                       March 31,
                                                 2000            1999
Assets:
Somerset Group Management Division         $40,027,000      $40,251,000
Somerset Financial Services L.L.C.           7,170,000        3,728,000
First Indiana Investor Services Div.         1,368,000        1,351,000
Paradym Technologies, Inc.                     469,000          629,000
                                             ---------        ---------
                                           $49,034,000      $45,959,000
                                            ==========       ==========
Revenue and Income: (A)
Somerset Group Management Division          $1,221,000       $1,069,000
Somerset Financial Services L.L.C.           3,876,000        2,896,000
First Indiana Investor Services Div.           348,000          248,000
Paradym Technologies, Inc.                     195,000          455,000
                                             ---------        ---------
                                            $5,640,000       $4,668,000
                                             =========        =========
Net Income (Loss):
Somerset Group Management Division            $701,000         $639,000
Somerset Financial Services L.L.C.             928,000          673,000
First Indiana Investor Services Div.            53,000           16,000
Paradym Technologies, Inc.                      (9,000)          78,000
                                              --------          -------
Income before cumulative effect of change
in accounting principle                      1,673,000        1,406,000

Cumulative effect of change in accounting
principle (B)                                     ---          (115,000)
                                             ---------        ---------
Net Income                                  $1,673,000       $1,291,000
                                             =========        =========

Notes:
(A) All revenue and income is from external sources, except for equity in earnings of First Indiana Corporation, included in Somerset Group Management Division.

(B) A significant non-recurring, non-cash expense.

Note 7. Significant Non-Consolidated Subsidiary
Summarized income statement information is presented below for First Indiana Corporation. This 21.8% owned subsidiary represents a significant part of The Somerset Group, Inc.'s revenue and income.

                                 First Indiana Corporation and Subsidiaries
                                         Summarized Income Statements
                                         Three Months Ended March 31,

(Dollars in Thousands)
                                               2000                1999
Interest income                              $40,256             $34,287
Interest expense                              21,295              17,799
                                              ------              ------
Net interest income                           18,961              16,488
Provision for loan losses                      2,439               2,460
                                              ------              ------
Net interest income after provision           16,522              14,028
Non interest income                            4,778               6,093
Non interest expense                         (12,388)            (12,502)
                                              ------              ------
Income before income taxes                     8,912               7,619
Income tax expense                             3,395               2,989
                                              ------               -----
Net income                                    $5,517              $4,630
                                               =====               =====

                                            Summarized Balance Sheet
                                             March 31,         December 31,
                                               2000                 1999
Assets                                     $2,065,247           $1,979,774
Loans-Net                                  $1,764,268           $1,673,422
Deposits                                   $1,351,794           $1,312,115
Shareholders' Equity                       $  180,770           $  177,103


For additional financial information about First Indiana Corporation, please refer to its Form 10-Q filed with the Securities and Exchange Commission ("SEC") File Number 0-14354. Information in the above table was extracted from First Indiana Corporation's Form 10-Q.

Note 8 - Subsequent Event
On April 19, 2000, Somerset and First Indiana jointly announced the signing of a definitive agreement pursuant to which Somerset will be merged with and into a wholly-owned subsidiary of First Indiana. The merger agreement provides that each shareholder of Somerset will have the option of receiving 1.21 shares of First Indiana common stock (valued at $21.48, based on First Indiana's April 18, 2000 closing price of $17.75 per share) or $24.70 in cash, or a combination of each (with cash limited to 35% of Somerset's shares outstanding at closing), for each share of Somerset stock owned as of the effective date of the merger.
Based on First Indiana's April 18, 2000 closing price, and assuming that 80% of Somerset's shares are exchanged for stock and 20% are exchanged for cash, the transaction has an aggregate value of approximately $63 million. This transaction, which is expected to close in August 2000, will be accounted for using purchase accounting. The transaction is also subject to approval by Somerset and First Indiana shareholders and the Office of Thrift Supervision.

                                      Part 1

Item 1 - Financial Statements
The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial condition and Results of Operations

Results of Operations

Earnings for the three months ended March 31, 2000, were 30% above earnings for the first quarter of 1999, and amounted to $1,673,000, compared with $1,291,000 for the first quarter of 1999.

First quarter 1999 earnings included a non-recurring charge against net earnings of $115,000, resulting from the adoption of a new accounting pronouncement at the beginning of 1999. Excluding this one-time expense from last year's results, earnings in the first quarter of 2000 represented a 19% increase over those of the first quarter of 1999.

Earnings per diluted share for the three months of 2000 of $.59 represented an increase of 34% over the $.44 reported last year. The higher percentage increase on a per share basis compared with the actual earnings increase was a result of fewer average shares outstanding in 2000 than in 1999.

The improvement in earnings was a result of a 21% increase in revenue and income during the 2000 quarter when compared with last year. Total revenue and income amounted to $5,640,000, compared with $4,668,000 for the 1999 quarter, an increase of $972,000.

Fees and commission income from financial and information technology services offered by the Company increased 23% to $4,419,000, compared with $3,600,000 for the 1999 quarter and accounted for $819,000 of the $972,000 increase, or 84%.
 The Company's share of earnings for its 21.8% ownership interest of First Indiana Corporation increased 20% to $1,209,000, compared with $1,006,000 for the same three months of 1999.

Revenue and income from the Company's services are cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year. Revenue and income during the first quarter of each year will be favorably affected, as compared to the remaining three-quarters of the year.

Growth in fees from tax consulting and return preparation was primarily responsible for the increase in revenue for services during the quarter. New individual and small business clients continued to be added to the client base.
 In addition, first quarter 2000 earnings included the results of McGee, Rice and Wheat, Inc., a CPA firm that merged with Somerset on September 1, 1999, and aided in the overall increase in revenues from these service specialties.

Another major contributor to the overall increase in service revenue was a 40% increase in revenue from our investment and insurance products division. As expected, revenues were lower from information technology consulting services.
 We experienced an unusually high demand from clients for services in 1999 for testing and upgrading systems for the Year 2000 changes to their computer systems.

According to First Indiana's March 31, 2000 Form 10-Q filed with the SEC, the 20% increase in equity in earnings of First Indiana primarily resulted from First Indiana's sales strategy as a locally based, community bank with an emphasis on building customer relationships that has led to significant expansion of the Bank's loan portfolios resulting in increased earnings.

During 1999, First Indiana became more focused and redirected its investment into lines of business that offer the best long-term return. Net loans outstanding increased 14% to $1.76 billion, compared with $1.54 billion one year earlier, and its net interest margin was 3.93%, compared with 3.82% for the first quarter of 1999. The yield on earning assets was 8.34% for the first quarter of 2000, compared with 7.94% one year ago.

Somerset's operating expenses increased $557,000, or 22%, during the 2000 quarter compared with the 1999 quarter. Total expenses for the 2000 quarter amounted to $3,093,000, compared with $2,536,000 in the 1999 quarter. The higher operating expenses were primarily due to the inclusion of the operating expenses of McGee, Rice and Wheat, Inc. in the 2000 amounts that were not included in the 1999 results. The largest expense of the Company is personnel and personnel related costs. The September 1, 1999 merger with McGee, Rice and Wheat added sixteen individuals to our professional and support staff and accounted for the major portion of the 28% increase in salaries, wages, commissions, and benefit expenses.

Financial Conditions and Liquidity

At March 31, 2000, the Company had a ratio of current assets to current liabilities of 4.2 to 1; the same ratio that existed at December 31, 1999. Net working capital of $3.7 million, at March 31, 2000, represented an increase of 32% over the $2.8 million at December 31, 1999. The increase in working capital occurred as a result of the cyclical increase in revenue, discussed above, that occurs during the first four months of a calendar year. Management considers the financial condition and liquidity of the Company very good at March 31, 2000. The Company was also in a very sound position at the end of 1999.

Management considers a current ratio of three-to-one adequate to support the working capital needs of operations.

The Company had no debt at March 31, 2000 or December 31, 1999. Shareholders' equity represented 77% of assets at March 31, 2000 and December 31, 1999. Shareholders' equity of $37.6 million represented an increase of 3% over the $36.4 million at December 31, 1999. The book value per share was $13.40, compared to $12.97 at the end of 1999.

Generally Accepted Accounting Principles ("GAAP") requires the Company to record income tax expense as full corporate rates on a portion of its equity income from First Indiana. GAAP also requires Somerset to record its investment in First Indiana at a net carrying value, which represents its acquisition cost of First Indiana shares plus its equity share of First Indiana's net income. Under certain circumstances, the deferred tax liability recorded in this manner (approximately $10.2 million) may not be paid. The market value of Somerset's investment in First Indiana at March 31, 2000 was approximately $51 million, or $11.5 million greater than the investment-carrying amount reflected in its balance sheet.

Operating activities during the three months ended March 31, 200 used cash of $320,000, compared with cash provided of $264,000 during the first quarter of 1999. As revenue increased, additional working capital was needed to support a corresponding increase in trade accounts, notes, and other receivables. The cyclical nature of operations as noted above causes a rapid increase in receivables during the first four months of the year. Management expects cash from operations to improve during the remaining three-quarters of the year, as the balance of trade accounts receivable reduce in the less than peak period of the year. Cash for these working capital changes increased $1.6 million during the first quarter of 2000, compared with $689,000 during the first quarter of 1999.

The Company used cash of $127,000 for the purchase of computer hardware as part of a continuing plan to increase efficiency in its accounting and tax service specialties. Cash dividends of $308,000 were paid to its shareholders for the first half of 2000, representing an annual rate of $22 per share; a 10% increase over the $20 per share paid in 1999.

Management anticipates that future purchases of property and equipment will be funded by available cash and cash provided by operations. An acquisition of another entity would require the use of debt and/or the issuance of additional shares of common stock.

The Company is a registered savings and loan holding company and is subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.

Impact of Accounting Standards Not Yet Adopted

During March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." This pronouncement will become effective July 1, 2000 on a prospective (future) basis. The Company has stock option grants outstanding for 49,313 options shares that will be affected by this pronouncement. The impact on the Company's financial statements cannot be determined until after July 1, 2000; however, the amount involved is not expected to be material to the Company's financial statements.

Information on Forward-Looking Statements

The statements in the quarterly report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of knowledge of its business, there can be no assurance that the Company's financial goals will be
realized.   Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.

PART II
OTHER INFORMATION

Items 1, 2, 3 and 5
The information required by these items has been omitted. The registrant had no activity applicable to these items.

Items 4 - Submission of Matters to a Vote of Security Holders
An annual meeting of shareholders was held April 26, 2000.

The following directors were elected at the meeting.

                           Votes         Votes        Votes
                            For         Against      Withheld
Douglas W. Huemme        2,514,389        4,028       5,000
Malcolm A. Leslie        2,515,951        2,466       5,000
Kevin K. McKinney        2,508,084       10,333       5,000

The following directors' terms of office continued after the meeting.

Patrick J. Early                         Marni McKinney
William L. Elder                         Robert H. McKinney
Gary L. Light                            Michael L. Smith

Item 6 - Reports Filed on Form 8-K
No reports were filed on Form 8-K during the three months ended March 31, 2000.
 However, subsequently, on April 19, 2000, the Company filed a Form 8-K. (See
Note 8 of Notes to Condensed Consolidated Financial Statements - "Subsequent Event.")


SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                 THE SOMERSET GROUP, INC.
                                 (Registrant)




                                 By s/Marni McKinney
                                    Marni McKinney - Vice Chairman &
                                    Chief Executive Officer




                                 By s/Joseph M. Richter
                                    Joseph M. Richter - Executive Vice President
                                    Finance and Treasurer


Date:  May 5, 2000